December 20, 2000

Maury Austin
380 Pennsylvania Ave
Los Gatos, CA 95030

Dear Maury:

    It is a distinct pleasure to offer you the position of Senior Vice President and Chief Financial Officer for Vicinity Corporation (the "Company"). In this capacity you will report to Emerick Woods, President and CEO of the Company. Your start date is to be determined and will be the date mutually agreed between you and the Company.

    In accordance with current federal law, you will be asked to provide documentation proving your eligibility to work in the United States. Please review the enclosed notice regarding the Immigration Reform and Control Act and bring proper documentation with you on your first day.

    Upon commencement of your regular employment by the Company, you will be eligible for the comprehensive benefits package that we offer to our full time employees. Additionally, you will accrue PTO (paid time off) at a rate of 13.32 hours per month (4 weeks per year). Details of this package will be reviewed with you in your orientation on your first day of regular employment.

    Your starting annualized base salary will be $225,000, which represents $9,375 semi-monthly. Pay periods end on the 15th day and the last day of each month. In addition to your base salary, you will be eligible to earn an annual performance bonus of up to 50 per cent of your base salary. One-half of this amount, up to $56,250, will be paid quarterly (up to $14,062.50 per quarter) based upon your achievement of mutually agreed upon individual performance objectives. The remaining amount, up to $56,250, will be paid in September of each year, following the close of the Company's fiscal year on July 31, 2001, based upon the Company's achievement of corporate objectives set by the Board of Directors and the CEO of the Company, which objectives will be communicated to you in a timely fashion. All bonus amounts will be pro-rated from your start date through the end of the Company's next fiscal quarter or fiscal year, as appropriate.

    In addition to the above compensation you will be granted an option to purchase 250,000 shares of the Company's common stock under the Company's 2000 Equity Participation Plan. The options will vest over four (4) years beginning on your date of hire with the first 25% vesting on the twelve month anniversary of your date of hire and 2.0833% of the remaining shares vesting on each of the next 36 monthly anniversary dates. You will receive the grant on the day you start with the company and the exercise price will be the Nasdaq closing price the day before the grant. Other details of the 2000 Equity will be reviewed with you in your orientation on your first day of regular employment.

Special Terms

Termination without Cause

    Except as provided below upon a Change of Control Event, in the event your employment is terminated by the Company without Cause (as defined below), you will be eligible to receive as severance the following:

  •
  continuance for a period of six (6) months beyond the date of termination of your (x) then current base salary (payable on and as per the Company's normal pay periods) and (y) medical benefits (or, if such continuation is not permitted by the Company's insurers, periodic cash payment equal to the amount the Company had paid to obtain health insurance for you and your family);

  •
  accelerated vesting of all options that would otherwise have normally vested during the six (6) month period following the date of termination.

    As a condition to the receipt of the payments and other benefits described above and any other post-termination benefits, you will be required to execute a release, in a form reasonably acceptable to you and your counsel, of all claims arising out of his employment with the Company or the termination thereof, including, but not limited to, any claim of discrimination under state or federal law.

    For purposes of this offer letter, "Cause" means:

  1.
  your failure or refusal to carry out any proper direction by an officer or director of the Company with respect to services to be rendered by you, which failure remains uncured for a period of 10 days following delivery of notice to you by the CEO of the Company or the Board of Directors of the Company specifically identifying the basis of such failure or refusal;

  2.
  your neglect or your duties on a general basis (other than as a result of illness or disability), notwithstanding written notice of objection from the CEO of the Company and the expiration of a ten (10) day cure period;

  3.
  your committing any act involving willful misconduct or gross negligence in the performance of your duties to the Company;

  4.
  your commission of any act of fraud, embezzlement, theft or criminal dishonesty or your conviction of any felony or any crime involving moral turpitude.

Change of Control Event

    In the event the Company enters into a transaction or series of related transactions in which (i) the Company consolidates or merges with any other corporation or business entity, after which the holders of the Company's outstanding shares immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain stock or other equity interests representing a majority of the voting power of the surviving corporation or business entity or (ii) all or substantially all of the assets or capital stock of the Company are sold (each a "Change of Control Event"), then that number of shares remaining under all option grants that would be subject to vesting during the twelve (12) month period following any such Change of Control Event shall immediately vest ("Accelerated Vesting") upon the first to occur of (x) the six (6) month anniversary of Change of Control Event; provided you are still employed by the Company, or (y) such earlier date as you are terminated without Cause. Such Accelerated Vesting shall be in addition to any other shares normally vesting under the option during the period of your employment by the Company; provided however, that in no event shall the options subject to Accelerated Vesting due to a Change of Control Event be aggregated with any other accelerated vesting (such as upon your termination without Cause). In the event such Accelerated Vesting affects pooling or affects the Company's ability to enter into a transaction described in (i) or (ii) above, then the options subject to Accelerated Vesting shall not vest.

    In addition, in the event that you are terminated without Cause following a Change of Control Event, your salary and benefits will be continued for a period of six (6) months in the manner described above under the caption "Termination without Cause".

    This letter does not constitute a guarantee of employment or a contract, and either you or the Company may terminate your employment with Vicinity Corporation at any time and for any reason. This offer supersedes all prior offers, both verbal and written.

    Maury, we are very pleased to offer you this position, and we are sure that you will play a key role in the future of Vicinity Corporation. Please confirm your acceptance of this position by signing one copy of this letter, which will indicate your acceptance of our offer and return it to me.

Cordially,

/s/ EMERICK M. WOODS

Emerick M. Woods
President and Chief Executive Officer

I have read and accept the above offer:

/s/ MAURY AUSTIN

Maury Austin
cc:
Human Resources
Accounting